Name of the Registrant: Alphabet Inc.

Name of Person relying on exemption - Christina O’Connell

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR the Shareholder Proposal calling for a Human Rights Assessment of Data Center Siting, Item 10 at the Alphabet Inc. Annual Meeting of Shareholders on June 2 2023

To Alphabet Shareholders:

SumOfUs urges you to vote FOR proposal 10 at the annual meeting of Alphabet’s shareholders on June 2, 2023. The Proposal requests that the Board of Directors commission a report assessing the human rights impact of siting of Google Cloud Data Centers in countries of significant human rights concern including Saudi Arabia, and the Company’s strategies for mitigating the related impacts.

Data Operations in Human Rights Hotspots

Resolved: Shareholders request the Board of Directors commission a report assessing the siting of Google Cloud Data Centers in countries of significant human rights concern, and the Company’s strategies for mitigating the related impacts.

The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published on the Company’s website within six months of the 2023 shareholders meeting.

Supporting Statement:

Shareholders are concerned by Alphabet’s announced plans1 to expand data center operations in locations reported by the US State Department’s Country Reports on Human Rights Practices to present significant human rights violations.

These include Jakarta, Indonesia where government opponents face prison for insulting the president or government officials online; Doha, Qatar where security forces interrogate social media users for tweets critical of government officials; and Delhi, India where the government frequently orders internet shutdowns and where Google’s Transparency report showed a 69% increase in government requests for user data in 2019 and an additional 50% by 2021.

Of particular concern is the plan to locate a Google Cloud Data Center in Saudi Arabia. The US State Department Country Report2 details the highly restrictive Saudi control of all internet activities and pervasive government surveillance, arrest, and prosecution of online activity. Human rights activists have reliably reported3 that “Saudi authorities went so far as to recruit internal Twitter employees in the US to extract personal information and spy on private communications of exiled Saudi activists.” Given this history and use of spyware to violate privacy rights of dissidents, the choice to locate here is particularly troubling4.

In response to human rights activists, our company stated that “an independent human rights assessment was conducted for the Google Cloud Region in Saudi Arabia, and Google took steps to address matters identified as part of that review.5” Despite our company’s declaration that “Transparency is core to our commitment to respect human rights,” neither the Company’s human rights assessment for Saudi Arabia nor the resulting actions have been made public.

Alphabet’s Human Rights Policy notes that:

In everything we do, including launching new products and expanding our operations around the globe, we are guided by internationally recognized human rights standards.

Yet, the company’s decisions of siting cloud data centers in human rights hot spots occur behind closed doors, without the promised transparency. A report sufficient to fulfill the proposal’s essential objectives would examine the scope, implementation, and robustness of the company’s human rights due diligence processes on siting of cloud computing operations. It would assess, with an eye toward the the rights enshrined in the Universal Declaration of Human Rights, the standards established in the United Nations Guiding Principles on Business and Human Rights (UNGPs) and in the Global Network Initiative Principles (GNI Principles), the priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure its human rights efforts are well informed.

(1)	https://techcrunch.com/2020/03/04/google-cloud-announces-four-new-regions-as-it-expands-its-global-footprint/

(2)	d-https://www.state.gov/reports/2020-country-reports-on-human-rights-practices/saudi-arabia/

(3)	https://www.hrw.org/news/2021/05/26/saudi-arabia-google-should-halt-plans-establish-cloud-region

(4)	https://www.cbsnews.com/news/us-charges-ex-twitter-employees-spying-for-saudi-arabia-royal-family/

(5)	https://www.accessnow.org/cms/assets/uploads/2021/02/Google-Cloud-Response-to-Access-Now-anCIPPIC.pdf

Analysis

One year ago, we raised this proposal with Alphabet for a shareholder vote at the 2022 Annual Meeting. Independent investors like yourself (excluding dual share votes of Directors, Officers and Mr. Schmidt) voted 57.60% in support, a dramatic showing of concern for the importance of transparency to stakeholders and investors about the human rights implications of operating in locations in countries with highly problematic human rights records. We appreciate that support and are pleased this year to be joined by Dana Investments, The Marianist and the Missionary Oblates of Mary Immaculate-United States Province as co-filers.

Unfortunately, even with such overwhelming support, Alphabet has taken no steps to address our concerns. There has been no increase in transparency or the disclosures required by the very human rights standards our company points to in its response for the second (a few scant paragraphs in two blog posts which never reference human rights, human rights standards or principles, or mitigations of human rights challenges at all). And still, not one of the 39 human rights organizations which have requested a view of the company’s claimed assessment have received any information at all.

The Proposal which we again file requests that the Board of Directors commission a report assessing the siting of Google Cloud Data Centers in countries of significant human rights concern, and the Company’s strategies for mitigating the related impacts.

The Company’s current level of disclosure does not allow investors and other stakeholders to understand the content of Company assessments and deliberations on significant human rights concerns as identified in the Proposal. It is essential for investors to have genuine transparency regarding impacts and mitigation measures as opposed to the vague disclosures of commitments and processes described in existing Company disclosures.

Alphabet has not met its burden of providing such transparency for the choice to locate new Cloud Data Centers in countries identified by the US State Department as locations of significant human rights violations specifically tied to digital rights and governmental access of private data.

The Proposal does not probe too deeply or inappropriately limit the discretion of the board and management. It does not limit board and management deliberation or options in addressing human rights risks, or require the company to halt or modify any particular contracts or arrangements, but only to provide transparency on how it is addressing human rights impacts and mitigation.

There are significant human rights concerns that call for disclosure to shareholders

The Company has still not provided shareholders with a Human Rights Impact Assessment report that adheres to standards set by the international community for these locations or provided information on the planned mitigation of human rights vulnerabilities identified in such reports. The Company does claim to have such a report for the Saudi Arabia location but has not identified the source or expertise of the assessors, has not published or shared this report with primary stakeholders and has not published the resulting mitigation plan it claims to have implemented.

The Company has refused to share the assessment with the 39 Human Rights organizations that have questioned the siting of this data center. The Company has also not provided information on what organization undertook that “independent human rights assessment” and it has not provided information on the “matters identified” or “steps [taken].” The organizations have cited several human rights violations that they argue should give Google pause. Saudi Arabia has a documented history of seeking to spy on and violate its citizen’s privacy, includingallegedly recruiting Twitter employees1 to spy on that company from within. Late last year one of these spies, who had not fled the US, was convicted and sentenced for this espionage2. It’s also taken extreme and violent measures to silence dissent from people in positions to criticize, most recently with the murder and dismemberment of Washington Post journalistJamal Khashoggi in 2018.

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1 Colin Lecher, November 6, 2019, “Two former Twitter employees charged with spying for Saudi Arabia,” https://www.theverge.com/2019/11/6/20952335/twitter-employees-saudi-arabia-spying-arrests

2 Kevin Collier, December 14, 2022, “Former Twitter employee sentenced to more than three years in prison for spying for Saudi Arabia, ”https://www.nbcnews.com/tech/security/former-twitter-employee-sentenced-three-years-prison-spying-saudi-arab-rcna61384

Not only will the company not disclose the human rights assessment to leading human rights organizations, it has not agreed to provide it to journalists reporting on this issue. News coverage in the May 2021 edition of the global data center trade publication, Data Center Dynamics3 noted that the Company “did not publish the assessment, nor did it say what steps it took.”

The same global trade publication noted on December 3, 2021 in later reporting on the Company’s plans to go ahead with the data center noted in an “Update” that “Google has confirmed that it conducted an assessment for the region. It will not make the assessment public.”

The seriousness of the potential risks and business impacts can be seen in the news media attention of the decision. Along with risks related to security and data privacy, Bloomberg4 raised concerns about the impact on employees of Alphabet choosing a site in Saudi Arabia, writing:

Google will start selling its cloud-computing services in Saudi Arabia through a deal with oil producer Aramco, risking a backlash from staff who oppose doing business with the fossil fuel industry or regimes accused of human rights abuses.

The partnership gives Alphabet Inc.’s Google regulatory clearance to set up what it calls a “cloud region” in the Kingdom, the companies said on Monday. Employees at Google have called on the company to abstain from work in the oil and gas industry, citing environmental concerns, and work with authoritarian regimes…

Later that year, Google released a set of public principles for its technology and artificial intelligence after staff protests over its work. That included a prohibition on AI systems “whose purpose contravenes widely accepted principles of international law and human rights.”

CNN Business5 reported:

Google announced plans late last year to establish a "cloud region" in Saudi Arabia in partnership with Saudi Aramco. Google (GOOGL) said that services offered as part of its agreement with the mammoth state oil company would allow businesses in the region to "confidently grow and scale their offerings."

But groups including Amnesty International and Human Rights Watch have criticized the deal, citing concerns raised following the 2018 killing of journalist Jamal Khashoggi and allegations that Saudi Arabia uses cyber tools to spy on dissidents.

"There are numerous potential human rights risks of establishing a Google Cloud region in Saudi Arabia that include violations of the rights to privacy, freedom of expression and association, non-discrimination, and due process," the groups said in a statement on Wednesday…

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3 Sebastian Moss, December 3, 2021 "Google Cloud's Saudi Arabian data center will be built in Dammam" https://www.datacenterdynamics.com/en/news/google-clouds-saudi-arabian-data-center-will-be-built-in-dammam/

4 Bergen, M. December 21, 2020 "Google’s Aramco Deal Risks Irking Staff Over Oil, Politics" https://www.bloomberg.com/news/articles/2020-12-21/google-brings-its-cloud-business-to-saudi-arabia-with-aramco

5 Riley, C. May 26, 2021. "Google urged to abandon Saudi cloud project" https://www.cnn.com/2021/05/26/tech/google-saudi-arabia-cloud/index.html

The rights groups want Google to engage in "meaningful consultation with potentially affected groups, including human rights organizations from the region" as part of a review and to publish the findings. They also want Google to specify how it would handle any requests from the Saudi government that are "inconsistent with human rights norms."

And Business Insider6 noted:

The stated fear among campaigners is not that Google will directly assist Saudi authorities' attempts to silence dissent, but that those authorities have shown no qualms about infiltrating technology companies — and demanding that they hand over user data. In at least one case, the Saudi government appears to have placed spies within a US social media company, Twitter, to obtain information it could not get through legal means.

This reference to placing “spies” at Twitter refers to the Saudi’s alleged previous recruitment and use of Twitter employees to spy on government opposition figures during their employment. As the Brooking Institute Senior Fellow Wittes told the Washington Post7:

The case shows “just how early” the pursuit of [Crown Prince] Mohammed [bin Salman Al Saud’s] critics began as well as “a willingness to pursue these people even when it involves the subversion of major American corporations and the targeting of people in friendly countries,” said Brookings Institution senior fellow Tamara Cofman Wittes.

And as CBS8 reported:

In the new indictment, the US government provides more detail on whose information was allegedly taken. According to the new indictment, Abouammo and Alzabarah accessed information on the accounts of journalists, celebrities, and public interest and branded organizations in the Middle East.

This example of the Saudi Arabian government’s use of spies placed inside a similar US based technology platform in order to access the private information of human rights activists has already had disastrous consequences9 and has led to litigation against Twitter:

In a previous interview, Ali Al-Ahmed told Insider that the hack had led to his sources back in Saudi Arabia being killed, tortured, or disappeared.

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6 Davis, C. and Langley, H. Business Insider, "Google urged to halt cloud-computing project in Saudi Arabia over human rights concerns" ..May 25, 2021 https://www.businessinsider.com/google-urged-to-halt-cloud-computing-project-in-saudi-arabia-2021-5

7 Ellen Nakashima and Greg Bensinger. November4 6, 2019 "Former Twitter employees charged with spying for Saudi Arabia by digging into the accounts of kingdom critics" https://www.washingtonpost.com/national-security/former-twitter-employees-charged-with-spying-for-saudi-arabia-by-digging-into-the-accounts-of-kingdom-critics/2019/11/06/2e9593da-00a0-11ea-8bab-0fc209e065a8_story.html

8 Kwan, C. July 29, 2020 "US expands charges against ex-Twitter employees accused of spying for Saudi Arabia" https://www.cbsnews.com/news/us-charges-ex-twitter-employees-spying-for-saudi-arabia-royal-family/

9 Bostock, B. "A Saudi dissident sued Twitter for a 2nd time, saying spies at the firm hacked his account and leaked his contacts' names to the kingdom" October 15, 2021. https://www.businessinsider.com/saudi-dissident-sues-twitter-second-time-account-hack-2021-10

"It is very distressing and it really hurts me greatly because I know some of them have died, many have been tortured, and remain behind bars," al-Ahmed told Insider.

"The difference between their being free, or not free, is our connection on Twitter."

One of those killed, al-Ahmed told Insider, is Abdullah al-Hamid, the founder of the Saudi Civil and Political Rights Association, a human-rights group in the kingdom. Al-Hamid died in Saudi state custody in April 2020.

This case highlights the importance of a thorough and independent human rights assessment and an adequate mitigation plan for Alphabet in a location with such a history of poor human rights. While in the Twitter case the Saudi government had to place spies inside Twitter operations, Alphabet would be even more vulnerable with a data center located in the Kingdom, built by the Saudi government owned Aramco and staffed primarily by Saudi staff hired by Aramco.

The need for transparency these organizations requested is referenced in a May 2021 article on the siting decision in The Verge: 10

Even more important, the letter writers state, is conducting that investigation in the open, actually consulting with the people Google could inadvertently help Saudi Arabia to hurt, and speaking to groups in the country who can better understand the issues there.

In the Company’s opposition to our proposal, Alphabet claims substantial implementation. As noted above, the Company still has not provided shareholders with a Human Rights Impact Assessment report that adheres to standards set by the international community for these locations or provided information on the planned mitigation of human rights vulnerabilities identified in such reports. The Company does claim to have such a report for the Saudi Arabia location but has not identified the source or expertise of the assessors, has not published or shared this report with primary stakeholders and has not published the resulting mitigation plan it claims to have implemented.

The essential purpose of the proposal, transparency of outcomes, is made clear in the background section of the Proposal that despite the Company’s commitments:

… the company's decisions regarding siting of cloud data centers in human rights hot spots are occurring behind closed doors and without the promised transparency. A report sufficient to fulfill the essential objectives of this proposal would examine the scope, implementation, and robustness of the company’s human rights due diligence processes on siting of cloud computing operations. It would assess, with an eye toward the the rights enshrined in the Universal Declaration of Human Rights, the standards established in the United Nations Guiding Principles on Business and Human Rights (UNGPs) and in the Global Network Initiative Principles (GNI Principles), the priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure that its human rights efforts are well informed.

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10 Campbell, I. The Verge -May 26, 2021 "Amnesty International Calls for Google to halt cloud business in Saudi Arabia" https://www.theverge.com/2021/5/26/22453351/amnesty-international-halt-google-cloud-datacenters-saudi-arabia

Instead of providing the transparency promised by the UNGP and GNI, the company’s disclosures amount to repetitive declarations of commitments without the disclosures contemplated by those guiding principles.

The Company is not meeting its own commitments to shareholders regarding human rights

The Company has committed to this series of robust human rights standards “when expanding operations into new locations.” The Company’s argument that this commitment substantially implements the Proposal is misleading, because the Company’s existing actions do not comport with the referenced standards. The Company’s claims that its existing disclosures provide implementation of the proposal, or meet the essential purpose, would be misleading to investors given the gap between the Company’s actions to date and the standards it has committed to.

One of the human rights standards cited as a sign the Company has substantially implemented our request is the UN Guiding Principles on Business and Human Rights.

Human Rights Watch, in May 2021, noted an important area of business concern as well as the Company’s lack of implementation of a core feature of that standard, writing:

Human Rights Watch wrote to Google in February 2021 highlighting these and related concerns, including asking how Google will vet employees who will have access to information stored in the Saudi Arabia Cloud region and how they will respond to authorities’ requests for user data that are legal under Saudi law but do not comply with international human rights standards.

In separate replies, Google reiterated its commitment to human rights, stated that an independent human rights assessment for the Google Cloud region in Saudi Arabia had been conducted, and that the company took steps to address matters that were identified, but Google did not specify what those steps were.

The UNGPs specify that human rights due diligence should involve meaningful consultation with potentially affected groups and other relevant stakeholders, and that companies should communicate how impacts are being addressed.

As Human Rights Watch notes, the UN Guiding Principles on Business and Human Rights11 which Alphabet has affirmed as a sign of its substantial implementation includes transparency standards which Alphabet has not met. These include, according to a commentary on UNGP section 21:

Formal reporting by enterprises is expected where risks of severe human rights impacts exist, whether this is due to the nature of the business operations or operating contexts. The reporting should cover topics and indicators concerning how enterprises identify and address adverse impacts on human rights. Independent verification of human rights reporting can strengthen its content and credibility. Sector-specific indicators can provide helpful additional detail. (emphasis added)

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11 https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf

Alphabet also notes, in its policy statements on Human Rights and in its responses to the Human Rights organizations such as Access Now who have asked for an assessment and information on mitigation related to our Company’s plans for a Data Center in Saudi Arabia that it is a signatory of the Global Network Initiative (GNI). The GNI Core Principles12 require:

●	Participants will be held accountable through a system of (a) transparency with the public and (b) independent assessment and evaluation of the implementation of these Principles.

The GNI further notes:

Transparency about a company’s approach to these issues, including communication with other stakeholders, sends a valuable message to users about how the company implements its commitments to freedom of expression and privacy rights.

The Company has done no such thing.

This lack of transparency clearly contravenes the standards detailed above which the company has cited as the basis of their implementation.

This is in line with the Company’s 2022 rating of only 47% from Ranking Digital Rights13 which is down 1 point and notes the decision to move ahead in Saudi Arabia which it describes as a country known for ‘proven weaponization of digital surveillance against marginalized groups and political activists.’

Our Proposal requests a Human Rights Impact Assessment and its publication to shareholders along with the Company’s mitigation plan for locations of significant human rights risk. The company has not provided the “independent human rights assessment” it references, has not identified who conducted such an assessment or whether it complied with the various standards’ requirements for assessments to involve stakeholders and it has not provided any information on the mitigation steps the Company says were taken due to the information uncovered in that human rights assessment.

As noted, our Proposal does not ask the Company to go beyond the agreements Alphabet itself identified as central to its human rights policy.

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12 https://globalnetworkinitiative.org/gni-principles/

13 https://rankingdigitalrights.org/bts22/companies/Google